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                             February 1, 2021

       Leonard Tannenbaum
       Chief Executive Officer
       AFC Gamma, Inc.
       525 Okeechobee Blvd.
       Suite 1770
       West Palm Beach, FL 33401

                                                        Re: AFC Gamma, Inc.
                                                            Amendment No. 1 to
Form S-11
                                                            Filed January 22,
2021
                                                            File No. 333-251762

       Dear Mr. Tannenbaum:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2021 letter.

       Amendment No. 1 to Form S-11 filed January 22, 2021

       General

   1. We note your response to comment 2 of our letter. Please revise your disclosure to state clearly the terms of
the non-binding term sheets.
       Index to the Financial Statements, page F-1

   2.                                                   We note your response
to comment 7. Please address the following:
                                                            In light of the
apparent additional funding provided to Private Company A between
                                                           October 1, 2020 and
December 26, 2020, please tell us the estimated loan balance for
                                                           Private Company A
and your estimated total assets at December 31, 2020;
 Leonard Tannenbaum
AFC Gamma, Inc.
February 1, 2021
Page 2
             Provide us with the numerator and denominator used in your calculation that determined that Private Company A is expected to represent approximately 18% of the company's total assets upon consummation of the offering;
             Further, please tell us how your denominator was derived. In this regard, please tell us if the denominator reflects proceeds gross or net of commissions and tell us the amount of expected gross offering proceeds and offering proceeds net of commissions;
             Tell us if the $1.4 million of unfunded commitments is included in the calculation to determine the 18% asset concentration;
             Confirm whether you intend to further amend the credit agreement with Private
           Company A or provide additional loan funding to Private Company A or any of its commonly controlled entities in the future;
             Other than the loan to Private Company A, please tell us if over 20% of offering proceeds have been or will be invested in a single loan or in several loans on related properties to the same or affiliated borrowers. To the extent you have or will have such loans, please tell us what consideration you gave to providing financial statements of the properties securing such loans. Your response should address loans funded subsequent to September 30, 2020 and the eight loans you expect to fund with offering proceeds. Reference is made to SAB Topic 1I;
             We note your disclosure of the general character of the properties and arrangements of your loan portfolio as of December 26, 2020. Please tell us how you determined it was unnecessary to disclose the general character of the properties and arrangements of loans funded subsequent to December 26, 2020, if any, and loans to be funded from offering proceeds. Reference is made to SAB Topic 1I.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameLeonard Tannenbaum
                                                            Division of
Corporation Finance
Comapany NameAFC Gamma, Inc.
                                                            Office of Real
Estate & Construction
February 1, 2021 Page 2
cc:       Jeeho M. Lee, Esq.
FirstName LastName